                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                URS Corporation
                         ----------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                    --------------------------------------
                        (Title of Class of Securities)


                                  903236 10 7
                         -----------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 24, 1995
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 903236 10 7
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization              Delaware
                                                       ----------------------

     Number of Shares                             (7)  Sole Voting Power
     Beneficially Owned                                ----------------------
     by Each Reporting
     Person With                                  (8)  Shared Voting Power
                                                       ----------------------
                                                       726,323

                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                 (10)  Shared Dispositive Power
                                                       ------------------------
                                                       726,323

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     726,323

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.4%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    2 of 10

                             CUSIP NO. 903236 10 7

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        ----------------------

     Number of Shares                              (7)  Sole Voting Power
     Beneficially Owned                                 ----------------------
     by Each Reporting
     Person With                                   (8)  Shared Voting Power
                                                        ----------------------
                                                        726,323

                                                   (9)  Sole Dispositive Power
                                                        ----------------------

                                                  (10)  Shared Dispositive Power
                                                        ------------------------
                                                        726,323

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     726,323

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.4%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    3 of 10

                             CUSIP NO. 903236 10 7

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Source One Mortgage Services Corporation
                                  38-2011419

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member    (a)  _______________________
     of a Group (See Instructions)
                                              (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization              Delaware
                                                       ----------------------

     Number of Shares                             (7)  Sole Voting Power
     Beneficially Owned                                ----------------------
     by Each Reporting
     Person With                                  (8)  Shared Voting Power
                                                       ----------------------
                                                       0
                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                 (10)  Shared Dispositive Power
                                                       ------------------------
                                                       0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     0.0%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

- --------------------------------------------------------------------------------

                                    4 of 10

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 3 TO SCHEDULE 13D ARE AMENDED FROM THE

FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

JANUARY 29, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 24, 1993 AND

AMENDMENT NO. 2 DATED MARCH 21, 1994.  ALL OTHER ITEMS REMAIN UNCHANGED.  UNLESS

OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY

ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 1.  Security and Issuer.
         --------------------

Item 2.  Identity and Background.
         ------------------------

     Schedule I, attached hereto, which is incorporated herein by reference,

replaces Schedule I to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On April 6, 1994, SOMSC transferred 826,323 Shares to FAE.

Item 4.  Purpose of Transaction.
         -----------------------

     Sales by FAE outlined in Schedule II, attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the

Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

                                    5 of 10

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     (a)  FAEH owns all 726,323 Shares indirectly through FAE.  The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                                                  Percentage of
                            Shares                   Shares
                         Beneficially             Beneficially
     Person                 Owned                     Owned
     ------              ------------             --------------
     FAEH                   726,323                   10.4%

     FAE                    726,323                   10.4%

     SOMSC                        0                    0.0%

     (b) FAEH shares voting power and dispositive power with respect to its

726,323 Shares with FAE.

     (C)  Schedule II, attached hereto and incorporated herein by reference,

describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE,

any of the persons listed on Schedule I, attached hereto and incorporated herein by reference, in Shares effected during the past 60 days.

                                   6 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 1995

                                      FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                      BY:             /S/
                                           ------------------------------------
                                      Name:   Michael S. Paquette
                                      Title:  Vice President and
                                               Controller


                                      FUND AMERICAN ENTERPRISES, INC.


                                      BY:             /S/
                                           ------------------------------------
                                      Name:   Terry L. Baxter
                                      Title:  President and Secretary



                                      SOURCE ONE MORTGAGE SERVICES CORPORATION


                                      BY:             /S/
                                           ------------------------------------
                                      Name:   Michael S. Paquette
                                      Title:  Authorized Representative *


* Power of Attorney on file

                                    7 of 10

                          SCHEDULE I TO SCHEDULE 13D
                          --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person.
Each such person is a citizen of the United States of America.

                                                                             Present
Name and                                                               Principal Occupation
Business Address                     Office                               or Employment
- ----------------                     ------                            --------------------

FAEH

Dennis P. Beaulieu                   Corporate Secretary               Corporate Secretary
Fund American Enterprises            of FAEH                           of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                        Chairman of the Board,            Chairman of the Board,
Fund American Enterprises            President & Chief                 President & Chief
   Holdings, Inc.                    Executive Officer of              Executive Officer of
The 1820 House, Main Street          FAEH, Chairman of the             FAEH
Norwich  VT  05055-0850              Board of FAE

Howard L. Clark                      Director                          Retired
200 Park Avenue, Suite 4501          of FAEH
New York  NY  10166

Howard L. Clark, Jr.                 Director                          Vice Chairman of Lehman
Lehman Brothers Holdings, Inc.       of FAEH                           Brothers Holdings, Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran                    Director                          President & Chief
Financial Security Assurance         of FAEH                           Executive Officer of
   Holdings, Ltd.                                                      Financial Security Assurance
350 Park Avenue                                                          Holdings, Ltd.
New York  NY  10022

George J. Gillespie, III             Director                          Partner in Cravath,
Cravath, Swaine & Moore              of FAEH                           Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp                       Executive Vice President          Executive Vice President
Fund American Enterprises            of FAEH, Director of              of FAEH
   Holdings, Inc.                    FAEH and FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin                    Director                          Chairman of White River
8212 Burning Tree Road               of FAEH                           Corporation
Bethesda  MD 20817

                                    8 of 10

                      ----------------------------------

                                                                             Present
Name and                                                               Principal Occupation
Business Address                     Office                               or Employment
- ----------------                     ------                            --------------------

FAEH

Michael S. Paquette                  Vice President &                  Vice President &
Fund American Enterprises            Controller of FAEH,               Controller of FAEH
   Holdings, Inc.                    Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                      Senior Vice President &           Senior Vice President &
Fund American Enterprises            Chief Financial Officer           Chief Financial Officer
   Holdings, Inc.                    of FAEH, Director of              of FAEH
The 1820 House, Main Street          FAE
Norwich  VT  05055-0850

Arthur Zankel                        Director                          Co-Managing Partner
First Manhattan Co.                  of FAEH                           First Manhattan Co.
437 Madison Ave.
New York  NY 10022


FAE

Terry L. Baxter                      President & Secretary of FAE,     President & Secretary of FAE
Fund American Enterprises, Inc.      Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

                                    9 of 10

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Sales of Shares of Common Stock of URS Corporation by the Reporting Persons

and by persons listed in Schedule I, attached hereto, and incorporated herein by reference, within the last 60 days.

     Sold by            Date           Number Sold         Unit Price
     -------            ----           -----------         ----------
       FAE            04-24-95           100,000              5.500

                                   10 of 10